Exhibit G

AB Multi-Manager Alternative Fund

Notice of Offer to Purchase for Cash 5% of its Issued and Outstanding Shares

at Net Asset Value Per Share

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT

5:00 P.M., EASTERN TIME, ON WEDNESDAY, MARCH 23, 2016, UNLESS EXTENDED.

AB Multi-Manager Alternative Fund (the “Company”), a statutory trust formed under the laws of the State of Delaware and registered with the U.S. Securities and Exchange Commission as a closed-end, non-diversified management investment company, is offering to repurchase up to 5% of its outstanding Shares (the “Offer”) from the shareholders of the Company (“Shareholders”) holding shares of beneficial interest (“Shares”), at their unaudited net asset value per Share determined as of June 30, 2016 or, if the Offer is extended, the last business day of the third month following the month in which the Offer actually expires (the “Valuation Date”).

If a Shareholder would like the Company to repurchase all or some of their Shares (in each case, within the limits of the Offer), they should contact their financial advisor, Bernstein Global Wealth Management unit of AllianceBernstein L.P. (“Bernstein”) at (212) 486-5800 (for clients of Bernstein), or the Company at (877) 354-6789 (for all other Shareholders), to request that written materials relating to the Offer be provided to them. These written materials, which will be sent at no expense to the Shareholder, include the Offer to Repurchase and a Notice of Intent to Tender. A tendering Shareholder must complete, sign, and mail (certified mail return receipt requested is recommended), fax or hand deliver the Notice of Intent to Tender to the Company’s agent specified therein, so that it is received before the Repurchase Deadline stated below.

Shareholders who desire to tender Shares for repurchase must do so by 5:00 p.m., New York time on March 23, 2016, unless the Offer is extended (such date and time, as it may be extended, the “Repurchase Deadline”). All determinations as to the receipt of notices from Shareholders relating to the tender of Shares, including, without limitation, determinations whether to excuse or waive certain variations from relevant procedural requirements, will be in the sole discretion of the Company or its designated agents, and any such determination will be final.

The purpose of the Offer is to provide liquidity to Shareholders because the Shares are not listed on any securities exchange. The Offer is not conditioned upon the tender of any minimum number of Shares or any financing condition.

If more than 5% of its Shares are duly tendered to the Company (and not withdrawn) prior to the Repurchase Deadline, the Company will in its sole discretion either: (A) accept a portion of the Shares tendered by each Shareholder on a pro rata basis; (B) accept additional Shares as may be permitted by applicable law; or (C) increase the percentage of Shares to be repurchased and extend the Offer.

Shareholders may tender all of their Shares or any portion thereof up to an amount such that they maintain the minimum required balance of $20,000 after the repurchase of the Shares by the Company. The Company reserves the right to repurchase a Shareholder’s entire interest in the Company if the requested repurchase would otherwise result in a shareholder having an account balance below the minimum required balance.

It is anticipated that the purchase of Shares tendered by a Shareholder will be a taxable transaction for U.S. federal income tax purposes. Participating Shareholders should consult their tax advisor regarding specific tax implications, including potential federal, state, local and foreign tax consequences.

If a Shareholder tenders Shares and the Company accepts those Shares for repurchase, the Company will issue the Shareholder a non-interest bearing, non-transferable promissory note (the “Note”) entitling the Shareholder to receive an amount equal to the value of the Shareholder’s Shares accepted for repurchase by the Company determined as of the Valuation Date. The Note will be held for the Shareholder in an account with AllianceBernstein Investor Services, Inc., the Company’s transfer agent and agent designated for this purpose, and will entitle the Shareholder to receive a payment in cash equal to the value of the Shareholder’s Shares repurchased by the Company. The Note will be paid approximately 45 days after the Valuation Date. However, if 95% or more of a Shareholder’s Shares are being repurchased, the Shareholder will receive an initial payment equal to 95% of the value of the Shares repurchased and the balance due will be paid promptly after completion of the Company’s next annual audit following the Valuation Date. Such audit is expected to be completed in late May, 2017.

Until the Repurchase Deadline, Shareholders have the right to withdraw any tenders of their Shares by giving proper notice to the Company. Shares withdrawn may be re-tendered before the Repurchase Deadline by following the tender procedures. If the Company has not yet accepted a Shareholder’s tender of Shares on or prior to April 18, 2016 (i.e., 40 business days from the commencement of the Offer), a Shareholder will also have the right to withdraw their tender of Shares after such date.

The value of the Shares may change between the commencement of the Offer and the Valuation Date (currently expected to be June 30, 2016). Shareholders desiring to obtain the most recent net asset value for their Shares may contact the Company at (877) 354-6789, Monday through Friday, except holidays, during normal business hours of 9:00 a.m. to 5:00 p.m., New York time. Any estimated net asset value provided by the Company or its authorized agents will be provided to Shareholders for convenience only. Neither the Company nor its agents can give any assurances as to the accuracy of such information; nor can either give any assurance that the final regularly computed, unaudited monthly net asset value will not differ (perhaps significantly) from an estimated net asset value for that month. The Company’s net asset value per Share as of December 31, 2015 was $10.57.

Please note that just as each Shareholder has the right to withdraw their tender, the Company has the right to cancel, amend or postpone this Offer at any time before the Repurchase Deadline. Also realize that although the Offer expires on the Repurchase Deadline, a Shareholder who tenders all of their Shares will remain subject to the risks associated with the fluctuations in the net asset value of the Shares until the Valuation Date, notwithstanding the Company’s acceptance of the Shareholder’s Shares for repurchase.

The information required to be disclosed by paragraph (d)(1) of Rule 13e-4 under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Repurchase dated February 19, 2016 and is incorporated herein by reference. The information provided herein is qualified entirely by the more detailed information contained in the Offer to Repurchase. The Offer to Repurchase contains important information that should be read carefully before any decision is made with respect to the Offer. This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made only by the Offer to Repurchase and the related Letter of Transmittal. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which making or accepting the Offer would violate that jurisdiction’s laws.

Questions and requests for assistance may be directed to the Shareholder’s financial advisor, to Bernstein at (212) 486-5800 (for clients of Bernstein), or to (877) 354-6789 (for all other Shareholders).